CHINA ENTERTAINMENT GROUP, INC.
Unit 3409 Shun Tak Centre, West Tower,
168-200 Connaught Road Central, Hong Kong
Tel: (852) 2313-1888
Fax: (852) 2191-9890

October 17, 2007

Via EDGAR and FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
Mail Stop 4561
Attn:	Mr. Kevin Woody
Ms. Jennifer Monick

Re:	China Entertainment Group, Inc.
Form 10-KSB for Fiscal Year Ended
December 31, 2005
Filed April 23, 2007
File No. 000-29019

Dear Mr. Woody and Ms. Monick:

Set forth below are the responses from China Entertainment Group, Inc. (the “Company”) to the comments received from the staff ("Staff") of the Securities and Exchange Commission in their letter dated September 5, 2007.  We have reproduced the Staff’s comments and have followed each comment with our response.

Form 10-KSB for the year ended December 31, 2005

Financial Statements

Consolidated Statements of Operations, page F-3

1.
We reviewed your response to our prior comment one.  Please tell us the specific accounting literature you relied upon for your conclusion, or amend your filing to record the provision as a negative capital contribution or a capital contribution.

Response:  One of the accounting literature that the management relied on was from the Accounting Research Manager, "Appendix B: Reverse Acquisition" under SEC Accounting Disclosure Rules and Practices Official Text of SEC Practice\08. SEC Staff View.  According to this literature, loans made to a principal owner should be treated as a reduction in shareholders’ equity when the loan is not likely to be repaid.  As mentioned in previous response, the amount due from Colima, a parent company, was long overdue and there was no sign of repayment.  Although our management determined that amount would be finally recovered, they were not certain of the exact timing that the Company would recover such amount.  Thus, our management acted prudently and made a “provision of impairment” for the amount due from the related party through profit or loss instead of a capital distribution.  Such act was to clarify that our management’s intended to recover such amount.

Securities and Exchange Commission
Re:  China Entertainment Group, Inc.
October 17, 2007

Consolidated Statement of Changes in Stockholders’ Deficiency, page F-4

2.
We reviewed your response to our prior comment two.  Your response did not address our comment, thus the comment will be reissued.  We note you increased additional paid-in capital by $596 thousand when you retired the equity of the private company.  Please tell us how you determined it was necessary to increase additional paid-in capital, and reference the accounting literature you considered.

Response:  Under the Statement of Financial Accounting Standards No. 141 “Business Combinations”, there is no exact text or guidance related to reverse acquisitions.  We have referenced the accounting treatment for reverse acquisitions in the “Frequently Requested Accounting and Financial Reporting Interpretations and Guidance” (published March 31, 2001) prepared by accounting staff members in the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”), the Wiley GAAP guide and several filings by other registrants with the SEC.  Under those references, there was no direct guidance in regards to dealing with the treatment to the pre-acquisition and post-acquisition share capital.  However, based generally on the accounting treatment in relation to reverse acquisitions discussed in those publications and in other registrants’ filings with the SEC, the general treatment of pre-acquisition and post-acquisition share capital is that the shareholders’ equity section of the post-transaction consolidated balance sheet is to be that of the legal subsidiary, not the legal acquirer, with appropriate modification for the new shares issued in the transaction and ancillary adjustments.  In order to transform the share capital from the private company to the share capital of the legal acquirer and reflect the number of shares issued in relating to the reverse acquisition, the share capital of the private company was retired from share capital to additional paid-in capital.

* * * *

Securities and Exchange Commission
Re:  China Entertainment Group, Inc.
October 17, 2007

Should you have any further question regarding the above, please contact the undersigned at (852) 2313-1888 or by fax at (852) 2191-9890.

Very truly yours,

CHINA ENTERTAINMENT GROUP, INC.

By:	/s/ Dorothy Wong
Dorothy Wong
Chief Accounting Officer

Company Certification and Acknowledgment

On behalf of China Entertainment Group, Inc. (the “Company), I, Dorothy Wong, certify and acknowledge as follows in connection with responding to the Staff’s comment letter dated September 5, 2007:

1.	I am the duly appointed Chief Accounting Officer of the Company and have the power and authority to make the certification and acknowledgment contained herein for the Company;

2.	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings with the Commission;

3.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings with the Commission; and

4.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Dorothy Wong
Dorothy Wong
Chief Accounting Officer
China Entertainment Group, Inc.